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SEC MAIL RECEIVED JAN 26 2004 WASH, D.C. 156

January 23, 2004

The Office of Corporate Finance
Securities and Exchange Com[redacted]
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

04012486

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of two (2) announcements released to the London Stock Exchange on January 14, 2004, and a covering transmittal letter.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Yours sincerely,

By: ______________________
Mason H. Drake
Authorized Representative

Enclosures

dw 1/30

MARKS & SPENCER

Michael House
Baker Street
London W1U 8EP
Tel: 020 7935 4422
www.marksandspencer.com

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington DC 20549
USA

14 January 2004

Dear Sirs

Marks and Spencer Group p.l.c.

12g3-2(b) Exemption : Marks and Spencer p.l.c. : United Kingdom : 18 December 1987

I enclose a copy of 2 announcements which were made to the London Stock Exchange this morning which is being supplied as a follow up for our existing exemption.

Yours faithfully

P A Farrell

PATRICIA FARRELL
COMPANY SECRETARIAT
+44 20 7268 3377

MARKS & SPENCER

press release

Issued: Wednesday 14 January 2004

BOARD CHANGES AT MARKS & SPENCER

Marks and Spencer Group plc is announcing that David Norgrove, 55, Director of Clothing, will be stepping down from the Board in due course and that it is searching for a new head of Clothing. Until an appointment is made, David will remain on the Board, focusing on improving our supply chain efficiency.

Roger Holmes, Chief Executive said: "While we search for the right individual to take the Clothing business forward, I have asked David to build on his significant achievements in improving our supply chain, which has enabled us to make progress on management of stock commitment and to secure margin gains."

Ends

For further information, please contact:
Corporate Press Office 020 7268 1919

Marks and Spencer Group p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 4256886
(England and Wales)

MARKS & SPENCER

press release

Issued: Wednesday 14 January 2004

JANUARY TRADING STATEMENT

UK: Sales (inc. VAT)

Sales for the 7-week and 15-week periods to 10th January, 2004 were:

	7 weeks to 10th January % on Last Year		15 weeks to 10th January % on Last Year	
	Actual	**Like-for-like***	**Actual**	**Like-for-like***
Clothing and Footwear	-3.0	-	-3.3	-
Home (inc. Gifts)	-4.0	-	-5.1	-
General	-3.2	-4.1	-3.6	-4.5
Food	+4.7	+0.5	+4.7	+0.7
Total	-0.1	-2.3	-0.4	-2.5

* Like-for-like sales have been estimated by comparing total sales with new, developed and closed stores excluded.

Commenting on performance, Roger Holmes, Chief Executive said:

"Total sales were marginally down this quarter, with growth in Food sales offset by a disappointing Clothing performance, down 3.3%, of which 2% was volume. Stock commitments were well controlled and gross margin gains will be delivered as planned.

"The fall in clothing sales was driven by a weak performance in certain key Womenswear areas, notably knitwear, coats and suits, where our ranges were not strong enough and the warm weather had significant impact. Where the product was right, such as in per una and casualwear, we achieved strong sales growth.

Marks and Spencer Group p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 4256886
(England and Wales)

"Sales in Lingerie improved, outperforming the market and Menswear was marginally down, in line with the market. Childrenswear sales were down overall, although full price sales were up 4%, with significantly less discounting than last year.

"In Home, good progress was made in gifts and seasonal stationery, but other categories under-performed as we continue repositioning the ranges in preparation for the first Marks & Spencer Lifestore. This will open on schedule, in Gateshead, on 25th February.

"Food performance was adequate and we held market share over the period. We opened 22 Simply Food and Food stores, adding c.100,000 square feet of new Food space over the quarter. Overall these formats are performing in line with our plans and we are pleased these stores are attracting new customers.

"With non-Food sales below plan, we controlled commitments tightly and put less stock than last year into the January Sale, which has since cleared well. Mark-down costs for the quarter were marginally ahead of last year due to promotional activity earlier in the season, but the clothing bought-in margin is coming through slightly higher than forecast at the time of our Interim Results.

"The launch of the &more credit and loyalty card has been successful, with the total number of activated credit card accounts at the end of December standing at just under 1.7 million."

Updated guidance

Full-year guidance was given at the time of our Interim Results in November and where not specifically commented on below, remains unchanged. Revisions to the guidance are:

- The second-half clothing bought-in margin increase is running at a slightly higher rate than the 1% guidance given at the time of our Interim results, which compensates for the small increase in mark-down costs for the quarter.

- We now anticipate the increase in operating costs, including distribution, will be c.1.5%, compared to the previous estimate of 3%. This is largely due to employee performance related bonuses being significantly below last year, reflecting our remuneration policy of payment for performance. This guidance is before taking account of the likely impact that the actuarial review of the Group's defined benefit pension plan will have on the amount charged for pensions.

End

Marks and Spencer Group p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 4256886
(England and Wales)

For further information, please contact:

Media enquiries:

Marks & Spencer Corporate Press Office:	020 7268 1919

Photography:

Photography available from:
www.newscast.co.uk
or
www.marksandspencer.com/mediacentre

Analyst enquiries:

Tony Quinlan:	020 7268 4195
Sarah McGlyne:	020 7268 1563

Investors & Analysts Conference Call

This will be hosted by Roger Holmes, CEO and Alison Reed, CFO at 08.15 (GMT) on Wednesday 14 January.

Dial in number:	+44 (0)20 7162 0180
Password:	Christmas

A recording of this call will be available until midnight (GMT) on Friday 16 January.

Dial:	+44 (0)20 8288 4459
Pin Code:	449652

Marks and Spencer Group p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 4256886
(England and Wales)